

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

Michael G. Morris
Chief Executive Officer
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
1 Riverside Plaza
Columbus, Ohio 43215

Re: **American Electric Power Company, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 15, 2010
File No. 001-03525

Appalachian Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Information Statement on Schedule 14A
Filed March 19, 2010
File No. 001-03457

Ohio Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Information Statement on Schedule 14A
Filed March 19, 2010
File No. 001-06543

Columbus Southern Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-06543

Indiana Michigan Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-06543

Public Service Company of Oklahoma
Form 10-K for the Fiscal Year Ended December 31, 2009

Michael G. Morris
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
August 10, 2010
Page 2

> **Filed February 26, 2010**
> **File No. 001-06543**
>
> **Southwestern Electric Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-06543**

Dear Mr. Morris:

We have reviewed your responses and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the acknowledgements provided by American Electric Power Company, Inc. in the penultimate paragraph in your response letter. Please also provide such acknowledgements from each of Appalachian Power Company, Ohio Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Public Service Company of Oklahoma and Southwestern Electric Power Company.

Michael G. Morris
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
August 10, 2010
Page 3

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibit 13. 2009 Annual Reports

American Electric Power Company, Inc. and Subsidiary Companies

Consolidated Financial Statements, page A-40

Notes to Consolidated Financial Statements, page A-46

Note 14. Financing Activities, page A-116
Dividend Restrictions, page A-119

2. We reviewed your response to comment six in our letter dated June 24, 2010. We
    understand that in considering paragraphs (e)(3)(i) and (ii) of Rule 4-08 of Regulation S-
    X and Schedule I required by Rule 5-04 of Regulation S-X you concluded that restricted
    nets assets include the par value of common stock, preferred stock and restricted retained
    earnings per debt agreements. Rule 4-08(e)(3) requires the determination of restricted net
    assets, as opposed to restricted retained earnings, of consolidated and unconsolidated
    subsidiaries and the parent's equity in undistributed earnings of 50% or less owned
    persons accounted for by the equity method. Considering the leverage restrictions
    contained in the credit agreements of your subsidiaries, please reconsider whether your
    computation of restricted net assets complies with paragraph (e)(3) of Rule 4-08 and
    whether you should provide the disclosures required by paragraphs (e)(3)(i) and (ii) of
    Rule 4-08 of Regulation S-X and Schedule I required by Rule 5-04 of Regulation S-X. If
    you believe your computation of restricted net assets complies with Rule 4-08(e)(3) of
    Regulation S-X please advise in further detail.

Appalachian Power Company Definitive Information Statement on Schedule 14C
Ohio Power Company Definitive Information Statement on Schedule 14C

Director Nomination Process, page 4

3. We note your response to comment 17 in our letter dated June 24, 2010 and understand
    that AEP has the voting power sufficient to elect the directors of APC and OPC.
    However, please revise your disclosure to describe the process by which the boards of
    directors of each of APC and OPC identify and evaluate nominees for director.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Michael G. Morris
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
August 10, 2010
Page 4

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director